September 26, 2013

Kieran Brown

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:        Advisers Investment Trust: File Nos. 333-173080 and 811-22538

Dear Mr. Brown:

On July 17, 2013, Advisers Investment Trust (the “Trust” filed Post-Effective Amendment No. 10 to the Trust’s Registration Statement under the Securities Act of 1933 (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 to add four new series, JOHCM Emerging Markets Opportunities Fund, JOHCM Global Equity Fund, JOHCM International Select Fund and JOHCM International Small Cap Fund (each a “Fund” and collectively, the “Funds”), to the Trust. On August 29, 2013, you provided oral comments. The following is a summary of our understanding of your comments and the response from the Trust.

JOHCM Emerging Markets Opportunities Fund, JOHCM Global Equity Fund and JOHCM International Select Fund

1.      General Comment: Please conform the formatting of the Fees and Expenses table for each Fund to match the format used in the N-14 filed by the Trust. For example, indent “Shareholder Servicing Fee” under the caption “Other Expenses”.

Response: The Fees and Expenses table for each Fund has been reformatted to match the format used in the N-14 filed by the Trust.

2.      General Comment: The expense numbers in the Fees and Expenses table are different from those in the N-14.

Response: The expense numbers in the Amendment have been revised to be consistent with the expense numbers in the N-14.

3.      General Comment: The expense limitation language in Footnote 2 to each Fund’s Fees and Expenses table is different than those in the N-14. Please make the disclosure consistent.

Response: Expense limitation language in parenthesis in footnote 2 to each Fees and Expenses table has been modified to match the parenthetical language in footnote 3 to each Fees and Expenses table in the N-14

4.      General Comment: Can the Board of Trustees or the adviser terminate the agreement to waiver fees and reimburse expenses prior to January 28, 2016? If the Board can terminate the agreement, add disclosure to that effect to footnote 2 to Fund’s Fees and Expenses table. In addition, confirm that the Board has no current intention to terminate the agreement.

Response: Only the Board may terminate the agreement to waive fees and reimburse expenses prior to January 28, 2016. The Board has no current intention to do so. The following disclosure has been added to footnote 2 of each Fund’s Fees and Expenses table:

“The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Management Agreement.”

5.      General Comment: Please confirm that fee waivers and expense reimbursements are reflected only in the 1 Year Example.

Response: The Trust confirms that fee waivers and expense reimbursements are reflected only in the 1 Year Example.

6.      General Comment: If the adviser knows that a Fund will concentrate in a particular geographic region, disclose the risk of investing in that region.

Response: The adviser has no plans at this time to concentrate a Fund’s investments any particular geographic region.

7.      General Comment: Under Dividends, Capital Gains and Taxes in each Fund summary section, disclose that withdrawals from an IRA, 401(k) or other tax-advantaged plan may be taxable.

Response: The requested disclosure has been added.

8.      General Comment: Each Fund invests in “equity securities”. Define equity securities.

Response: Disclosure identical to that used in the N-14 has been added.

9.      General Comment: If the Funds invest in convertible securities, disclose that such securities are considered equity securities only when they are immediately convertible and in the money.

Response: The Funds do not intend to invest in convertible securities as part of their principal investment strategies.

10.    Comment – Page 2: The JOHCM Emerging Markets Fund invests at least 80% of its net assets in equity securities of companies “domiciled, or listed in, or whose principal business activities are located in, emerging markets”. Explain supplementally how companies with these characteristics are tied economically to particular countries.

Response: The term “domiciled in” has been deleted. The Fund will invest only in those companies listed in or whose principal business activities are located in, emerging markets. A company listed on an exchange located in an emerging markets country is tied economically to that country because it is depend upon investors in that emerging markets country for capital. The company’s capitalization and its value will fluctuate with the economic fortunes of the country as reflected in the country’s stock market. A company whose principal business activities are located in an emerging markets country is tied economically to the country because it is manufacturing products, employing workers, paying taxes or owning property in the country, or the country is the principal market for its products or services. Economic developments in the country will affect the company’s production costs, market share and profitability.

11.    Comment – Page 2: Is shareholder approval required to change the JOHCM Emerging Markets Opportunities Fund’s investment strategy or only that related to the policy to invest at least 80% of the Fund’s assets in equity securities of companies in the listed in or whose principal business activities are located in, emerging markets?

Response: Shareholder approval is required to only to change to the policy to invest at least 80% of the Fund’s assets in equity securities of companies in the listed in or whose principal business activities are located in, emerging markets. The shareholder vote sentence has been moved so that it is now the second sentence in the paragraph.

12.    Comment – Page 2: Explain participatory notes in plain English

Response: The explanation of participatory notes has been revised to read:

“Participatory notes (commonly known as “P-notes”) are instruments issued by registered foreign institutional investors, usually non-U.S. based foreign brokers and domestic institutional brokers, to overseas investors who wish to invest in the Indian stock market without themselves registering with the Securities and Exchange Board of India.”

13.    Comment – Page 3: State that the risk of investing in foreign securities is magnified when the JOHCM Emerging Markets Opportunities Fund invests in emerging markets.

Response: The Foreign & Emerging Markets risk disclosure has been amended to state that the risk of investing in foreign securities is magnified when the JOHCM Emerging Markets Opportunities Fund invests in emerging markets.

14.      Comment – Page 6: The JOHCM Global Equity Fund invests in at least three countries (one of which may be the United States) with at least 40% of its assets invested in countries other than the United States. Explain supplementally what “invested in a country” means.

Response: Investing in a country means investing in companies listed in, or whose principal business activities are located in, the country. A company listed on an exchange located in an emerging markets country is tied economically to that country because it is dependent upon investors in that emerging markets country for capital. The company’s capitalization and its value will fluctuate with the economic fortunes of the country as reflected in the country’s stock market. A company whose principal business activities are located in an emerging markets country is tied economically to the country because it is manufacturing products, employing workers, paying taxes or owning property in the country, or the country is the principal market for its products or services. Economic developments in the country will affect the company’s production costs. market share and profitability.

15.      Comment – Page 12. Delete the second reference to the Morgan Stanley index in the Average Annual Total Return chart. Form N-1A does not permit the index to be listed twice.

Response: The second index has been deleted and the footnote revised to disclose the performance of the Index since the inception date of Class II shares.

16.      Comment – Page 13: The second paragraph under Policies and Strategies states that the “JOHCM Emerging Markets Opportunities Fund and the JOHCM Global Equity Fund each have a policy to invest…at least 80% of the value of its “assets” in certain type of investments suggested by its name (the “80% Policy”).” Please clarity what policies this sentence is referring to.

Response: A sentence has been added stating that each Fund’s 80% Policy is described in the appropriate Fund Summary section of the prospectus.

17.      Comment – Page 16: Please add disclosure regarding JOHCM’s experience as an investment adviser and its assets under management.

Response: Disclosure has been adding stating that as of June 30, 2013, JOHCM had assets under management of $16.3 billion and that JOHCM has been operating as an investment adviser since 1993.

18.      Comment – Page 18: If the Funds’ portfolio holdings are available on a website, please disclose that fact.

Response: The Funds’ portfolio holdings will not be available on the Funds’ website.

19.    Comment – Page 19: Please confirm that the portfolio managers have been in their current positions since 2008 and 2011, as appropriate. If not, provide disclosure on other positions held in the last five years.

Response: Each portfolio manager has held his current position since joining the firm in either 2008 or 2011.

20.    Comment – Page 20: Please add the disclosure regarding portfolio manager compensation required by Item 10(a)(2) of Form N-1A.

Response: The requested disclosure has been added.

21.    Comment – SAI Page 8: Do the Funds invest in private funds? If so, additional disclosure may be required.

Response: The Funds do not intend to invest in private funds.

22.    Comment – SAI Page 18: Please add additional disclosure explaining why the Board leadership structure is appropriate given the characteristics of the Acquiring Funds.

Response: The requested disclosure has been added.

23.    Comment – SAI Page 25: Please confirm that the portfolio managers are not compensated based on the performance of the Funds. If so, please disclose.

Response: The portfolio managers are not compensated based on the performance of the Funds.

JOHCM International Small Cap Equity Fund

1.      General Comment: Comments 1 through 9 above apply also to the JOHCM Small Cap Equity Fund.

2.      Comment – Page 2: Confirm that June 28, 2013 is most recent reconstitution date of the MSCI Small Cap Index.

Response: The disclosure has been updated to reflect a more recent reconstitution date of the MSCI Small Cap Index as of September 16, 2013.

3.      Comment – Page 2. The third paragraph under Principal Investment Strategy states that under normal circumstances no more than 15% of the Fund’s total assets will be invested in securities of U.S. companies. Is the 15% included in the 80% basket?

Response: The 15% of assets invested in U.S. securities it not part of the 80% basket. As disclosed in the first paragraph under Principal Investment Strategy states that the “Fund invests 80% of its assets in equity securities…issues by small companies that are based outside the United States…”

4.      Comment – Page 2. The third paragraph under Principal Investment Strategy states that under normal circumstances the fund may invest in small cap U.S. companies that derive a significant portion of their revenue from foreign operations. What constitutes “significant”?

Response: Significant is defined as more than 70% of a company’s operating revenue derived from operations that are outside the U.S.

5.      Comment – Page 6. The second paragraph under Policies and Strategy states that the Fund normally will hold 70-80 investments across at least 12 countries. This may be helpful in the summary section of the prospectus.

Response: This disclosure has been added to the summary section of the prospectus.

6.      Comment – Page 6. Explain depositary receipts in plain English.

Response: The following explanation has been added to the third paragraph under Policies and Strategies:

“Depositary receipts are certificates evidencing ownership of shares of a foreign issuer. These certificates are issued by depository banks and generally trade on an established market in the United States or elsewhere. The underlying shares are held in trust by a custodian bank or similar financial institution in the issuer’s home country. Depository receipts are alternatives to directly purchasing the underlying foreign securities in their national markets and currencies.”

7.      Comment – Page 9: If the Funds’ portfolio holdings are available on a website, please disclose that fact.

Response: The Funds’ portfolio holdings will not be available on the Funds’ website.

8.      Comment – Page 10. Please add disclosure regarding JOHCM USA’s experience as an investment adviser and its assets under management

Response: Disclosure has been adding stating that as of June 30, 2013, JOHCM had assets under management of $16.3 billion and that JOHCM has been operating as an investment adviser since 1993.

9.      Comment – Page 10: Please add the disclosure regarding portfolio manager compensation required by Item 10(a)(2) of Form N-1A.

Response: The requested disclosure has been added.

10.    General Comment – SAI: Comments 21 through 23 above apply also to the JOHCM Small Cap Equity Fund.

Response: Please see the responses to comments 21 through 23 above.

The Trust has authorized me to convey to you that the AIT acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

4.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.

Best regards,

/s/ Michael V. Wible

Michael V. Wible

cc:   (w/ attachment)

        Dina Tantra